Exhibit 99
6/30/2010
NATIONAL FUEL GAS
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Twelve Months Ended
	June 30
	2010	2009
	(Thousands of Dollars)
INCOME
Operating Revenues	$1,761,452	$2,176,776

Operating Expenses
Purchased Gas	666,229	1,093,988
Operation and Maintenance	401,895	417,785
Property, Franchise and Other Taxes	73,173	74,088
Depreciation, Depletion and Amortization	188,128	169,001
Impairment of Oil and Gas Producing Properties	—	182,811

	1,329,425	1,937,673

Operating Income	432,027	239,103

Other Income (Expense):
Income from Unconsolidated Subsidiaries	2,343	4,157
Impairment of Investment in Partnership	—	(1,804)
Interest Income	3,467	6,817
Other Income	3,332	8,804
Interest Expense on Long-Term Debt	(87,301)	(75,411)
Other Interest Expense	(7,748)	(4,674)

Income Before Income Taxes	346,120	176,992

Income Tax Expense	131,610	60,016

Net Income Available for Common Stock	$214,510	$116,976

Earnings Per Common Share:
Basic:
Net Income Available for Common Stock	$2.65	$1.47

Diluted:
Net Income Available for Common Stock	$2.61	$1.44

Weighted Average Common Shares Outstanding:
Used in Basic Calculation	80,941,793	79,805,689

Used in Diluted Calculation	82,335,561	80,994,294